Exhibit 99.2

Management's Discussion and Analysis

for the nine months ended September 30, 2021

MEDICURE INC.

Prepared by Management without review by the Company’s auditor

1

Message to Shareholders, November 2021

In December 2020, Medicure announced the acquisition of Marley Drug Inc., which adds an innovative online pharmacy sales channel to help drive the sales of ZYPITAMAG® (pitavastatin). Recently we announced that Medicure is expanding Marley Drug to a best-in-class e-commerce platform to provide affordable medications to all Americans regardless of their insurance status. This is an exciting addition to the continued focus on the sales and marketing of our cardiovascular products and our investment in Marley Drug.

With the acquisition of Marley Drug, Medicure’s business now has a focus on the following growth and development:

1.	Continued sales and profits from AGGRASTAT®
2.	Growing ZYPITAMAG® revenue and profit
3.	Developing the Marley Drug online presence
4.	MC-1 development for PNPO deficiency

AGGRASTAT® (tirofiban hydrochloride) injection continues to hold the majority of patient market share in the US and contributed about $2.9 million to Medicure’s revenue for the quarter ended September 30, 2021, a slight increase over Q2 revenue. We continue to market the benefits of AGGRASTAT® and nurture brand loyalty. Additionally, this quarter we released the results of SAVI-PCI, an on-label, randomized clinical trial funded by Medicure, that provides clinical evidence supporting contemporary usage of the therapy.

Our sales of ZYPITAMAG® are continuing to gain further traction. Applying the learnings from the past couple of years, with improved insurance coverage and the addition of Marley Drug’s direct-to-consumer marketing, sales continue to increase.

Marley Drug is a specialty pharmacy serving customers across the US, with licenses in all 50 states, Washington, D.C. and Puerto Rico. Marley Drug fits well with Medicure’s vision by providing exceptional customer service, and a trusted source of cost-competitive medications. Its advanced operating systems include high-throughput automated pill dispensing, an extended supply generic drug program, and an effective customer support system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for health insurance, and building a loyal nationwide customer base. The combined business will be well positioned to strengthen our existing national platforms, including accelerating the growth of ZYPITAMAG®, realizing on material synergies and generating substantial shareholder value.

Earlier this year, Medicure announced the plan to carry out a Pivotal Phase 3 trial for treatment of Pyridoxal 5’-phosphate dependent epilepsy (PNPO deficiency) with our legacy product, MC-1. For this indication, MC-1 has received Orphan Drug status and a Rare Pediatric Disease Designation from the FDA, providing significant value as we work diligently towards FDA approval.

Medicure remains focused on the business and growing revenue and earnings. On behalf of the Board of Directors, I want to thank our shareholders and employees for their continued support while we manage our business. We remain committed to creating value for you, our valued shareholders.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman and Chief Executive Officer

2

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of November 19, 2021 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2020 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company’s annual report on Form 20-F for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2021. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company’s website at www.medicure.com.

All dollar amounts here within are expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	The Company’s expectations in regard to the extent and impacts of COVID 19 including the timing surrounding these impacts;
•	the Company’s sales and marketing of its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s sales and marketing of its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, Sodium Nitroprusside 50mg/2ml (25mg/ml) (“SNP”), in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s sales and marketing of its pharmaceutical products in the United States and its territories through its newly acquired U.S. subsidiary, Marley Drug, Inc. (“Marley Drug”);
•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information.
•	the Company’s intention to increase sales of AGGRASTAT®; ZYPITAMAG® and SNP;
•	the Company’s intention to increase sales through Marley Drug;
•	the Company’s intention to develop MC-1 for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency;
•	the likelihood of the Company to receive a priority review voucher from the United States Food and Drug Administration (“FDA”) regarding its development work for MC-1;
•	the Company’s intention to investigate and advance other product opportunities;

3

Management’s Discussion and Analysis

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;
•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;
•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;
•	the Company’s sales and marketing strategy;
•	the Company’s anticipated sources of revenue;
•	the Company’s intentions regarding the protection of its intellectual property;
•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);
•	the Company’s business strategy; and
•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward-looking statements are known and unknown risks uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions
•	the extent and impact of the COVID 19 outbreak on the Company’s business including any impact on our customers, contract manufacturers and other third-party service providers
•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company’s revenues, costs and results
•	the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects
•	the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms
•	results of current and future clinical trials
•	uncertainties associated with the acceptance and demand for new products
•	changes regarding pharmacy regulations
•	clinical trials not being unreasonably delayed and expenses not increasing substantially
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company’s ability to bring new products to market
•	the Company’s ability to attract and retain skilled management and staff
•	the Company’s ability, amid circumstances and decisions beyond the Company’s control, to maintain adequate supply of product for commercial sale

4

Management’s Discussion and Analysis

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to patients
•	market competition
•	tax benefits and tax rate and
•	the Company’s ongoing relations with its employees and its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, various factors could cause the future results, performance or achievements of the Company to be materially different from the actual results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A, and in any documents incorporated by reference herein, are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed herein, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market and sales to the Retail Public of pharmaceutical products. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG® and SNP and developing its mail order and online platform of its recent acquisition, Marley Drug. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of non ST elevation acute coronary syndrome (“NSTE-ACS”), including unstable angina (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAG® in the U.S. and launched ZYPITAMAG® in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG®. The Company received approval in August of 2018 from the FDA for its first abbreviated new drug application (“ANDA”) for SNP with commercial availability starting during the third quarter of 2019 in the United States with initial sales beginning during 2020.

On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug generated unaudited revenue and EBITDA of approximately USD $7.0 million and over USD $1.7 million, respectively, for the 12-month period ended October 31, 2020. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.

The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®, ZYPITAMAG® and SNP. On August 20, 2020, the Company announced that it entered into a License, Manufacture and Supply Agreement with RLS for a cardiovascular biosimilar product.

On January 27, 2021, the Company filed an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product, MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

5

Management’s Discussion and Analysis

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company began marketing ReDS™ immediately using its existing commercial organization. Medicure invested US$10,000 in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. On August 20, 2020, the Company announced the termination of the marketing of the ReDSTM device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by Medicure. The Company continues to hold its equity stake and will continue to support Sensible in its transition to a new marketing and distribution arrangement to maximize the value of its investment in Sensible Medical.

RECENT DEVELOPMENTS

COVID-19

On March 11, 2020, the COVID -19 outbreak was declared a pandemic by the World Health Organization. Although the Company has adjusted some of its operating procedures in response to COVID-19, operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are currently uncertain.

RESIGNATION OF CHIEF FINANCIAL OFFICER AND SUCCESSION PLAN

On May 15, James Kinley, the Chief Financial Officer resigned, to pursue another business opportunity. The Company thanks James for his significant contributions and leadership. As of June 28, 2021, David Gurvey was appointed as Chief Financial Officer (see press release dated June 24, 2021) of Medicure Inc. The Company welcomes David to the Company and looks forward to his financial stewardship and guidance.

RESULTS FROM THE SAVI-PCI CLINICAL TRIAL

On November 4, 2021, the Company announced successful results from its SAVI-PCI trial. The trial enrolled 535 patients comparing a 1-2 hour infusion with Aggrastat to a label-dosing infusion of INTERGRILIN® A third arm of bolus plus a 12-18 hour infusion was later added to the study. The Company was pleased that this study met its primary endpoint, demonstrating the non-inferiority of a bolus plus short infusion of AGGRASTAT® when compared to longer infusion regimens.

PIVOTAL PHASE 3 TRIAL IND FILING WITH FDA FOR TREATMENT OF SEIZURES ASSOCIATED WITH PNPO DEFICIENCY

On January 7, 2021, the Company announced that it intends to file an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product P5P”, also referred to as “MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the European Medicines Agency (“EMA”) have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a new drug application (“NDA”) for MC-1 in patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher (“PRV”) from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

6

Management’s Discussion and Analysis

COMMERCIAL

The Company through its wholly owned Barbadian subsidiary, Medicure International Inc., has the U.S. rights for AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including UA, which is characterized by chest pain when one is at rest, and non Q wave MI. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”).

Net AGGRASTAT® product sales for three months ended September 30 and nine months September 30 were $2.9 million and $8.3 million respectively, compared to the comparable periods in the three and nine months ended September 30, 2020 where sales were $3.4 and $8.7 million respectively

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of September 30, 2021. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin® market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar declined in value against the Canadian dollar during the three and nine months ended September,2021 when compared to the three and nine month periods ended September 30, 2020, This led to decreased AGGRASTAT® revenues, adding to the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by slightly increased demand.

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent. On November 18, 2020, the Company announced the settlement of its ongoing patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, which alleged infringement of the ’660 patent. As part of the settlement, Nexus has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus’ generic products of November 1,2022 for the 5 mg strength and January 1,2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.

Previously, on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent. The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

On August 21,2019 the Company announced that its subsidiary, Medicure International Inc., has settled this ongoing patent infringement action. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

7

Management’s Discussion and Analysis

In September 2019 the Company announced that it had acquired the ownership of ZYPITAMAG® from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of US$5,000 and US$2,000 in deferred payments to be made over 4 consecutive years from the one-year anniversary of the commercialization of sales. as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

ZYPITAMAG® contributed revenue of $941 to the Company for the nine months ended September 30, 2021 and $388 for the three months ended September 30, 2021 compared to $105 during the three months and $371 for the nine months ended September 30, 2020. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT®, ZYPITAMAG® and SNP, as well as the Marley Drug business and licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

OUTLOOK

The Company is focusing on:

The operation of the Marley Drug pharmacy business

On December 17, 2020, the Company acquired 100% of Marley Drug, a leading specialty pharmacy serving customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition.

Acquisitions, licensing, or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States and contributed $0 and $48 for the three and nine months ended September 30, 2021 compared to $5 and $53 during the three and nine months ended September 30, 2020. Medicure is also developing additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities. The regulatory review process has resulted in a delay in approval in one of our ANDAs due to deficiencies reported in Medicure’s contracted manufacturing partner. Medicure is working with its partner on resolving these issues to obtain the necessary approvals.

On January 7, 2021, the Company announced that it intends to file an IND application with the FDA pertaining to its legacy product, P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

8

Management’s Discussion and Analysis

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

The Company also provided funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

Growing sales of ZYPITAMAG® in the United States

In September 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG® from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of US$5,000 and US$2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

ZYPITAMAG® contributed revenue of $941 to the Company for the nine months ended September 30, 2021 and $388 for the three months ended September 30, 2021 compared to $105 during the three months and $371 for the nine months ended September 30, 2020. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®

The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

As part of the life cycle management strategy for AGGRASTAT®, the Company is focusing any further investment based on expected returns from those investments and expected entry of generic competition in the fourth quarter of 2022.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

9

Management’s Discussion and Analysis

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments and explore other options available.

Another aspect of the AGGRASTAT® strategy is to complete and publish studies related to the contemporary use of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin® with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial.  Topline results of the SAVI-PCI trial were communicated during the fourth quarter of 2020.

SAVI-PCI was a randomized, multicenter, open-label study enrolling 535 patients at 13 sites in the United States comparing a bolus plus short (1 - 2 hour) infusion AGGRASTAT® to label-dosing (double-bolus plus 12 - 18 hour infusion) INTEGRILIN®. A third arm of bolus plus long (12 - 18 hour) infusion AGGRASTAT® was later added to the study. The primary endpoint was the non-inferiority (margin 19.1%) of a composite of death, periprocedural myonecrosis (PPM), urgent target vessel revascularization (uTVR) or in-hospital, non-CABG related REPLACE-2 defined major bleeding within 48 hours following PCI or hospital discharge, whichever came first (NCT01522417). This study was sponsored by Medicure.

The study showed that short infusion AGGRASTAT® was non-inferior to both label-dosing INTEGRILIN® (34.2% vs 30.9%, Risk Difference = 0.0323, 95% CI [-0.0599 - 0.1245]) and long-infusion AGGRASTAT® (34.2% vs 39.0%, Risk Difference = -0.0487, 95% CI [-0.1569 - 0.0595]) with respect to the primary endpoint. The primary endpoint was driven by the occurrence of PPM, defined as a troponin value ≥ 3 times the upper limit of normal when compared to baseline. There was only a single death in the study (INTEGRILIN® arm) and 2 uTVR events (1 in each of the short and long AGGRASTAT® arms, respectively). There was no significant difference in REPLACE-2 major bleeding events between the short infusion AGGRASTAT® or label-dosing INTEGRILIN® arms (0 vs 0.5%, p = 0.2457); however, there was a significant reduction when compared to the long AGGRASTAT® arm (0 vs 3.2%, p = 0.0093).

The SAVI-PCI study met its primary endpoint, demonstrating the non-inferiority of a bolus plus short-infusion of AGGRASTAT® when compared to longer infusion regimens. The Company believes that these results reflect the contemporary use of AGGRASTAT® in the United States and is pleased to provide clinical evidence for its use. This data represents the first randomized clinical trial comparing tirofiban with long infusion glycoprotein IIb/IIIa inhibitors and demonstrates that a short infusion strategy may mitigate some of the bleeding risks associated with longer infusions, while still providing a high level of ischemic protection.

The Company also provided funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and Cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

10

Management’s Discussion and Analysis

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and Cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), Cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and Cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed Cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over Cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).1

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

On August 24, 2020, the Company reported that early investigator sponsored clinical reports evaluating the efficacy of AGGRASTAT® showed promise for preventing and treating thrombotic complications due to COVID-19. AGGRASTAT® is not currently indicated for use in patients with COVID-19.

Notably, a non-randomized, case-controlled, investigator sponsored proof of concept study (n=10) evaluating AGGRASTAT® in combination with standard of care in patients with severe COVID-19 and hypercoagulability found that enhanced platelet inhibition improves hypoxemia (https://clinicaltrials.gov/ct2/show/NCT04368377). Treated patients experienced a mean reduction in alveolar-arterial oxygen gradient and an increase in PaO2/FiO2 (ratio of partial arterial pressure of oxygen to fraction of inspired oxygen) at 24h, 48h and 7 days after treatment. Seven other small clinical reports have recently been published exploring the clinical efficacy of AGGRASTAT® in patients with COVID-19.

The Company is evaluating sponsorship of further US-based randomized clinical studies to rapidly assess the efficacy and safety of using AGGRASTAT® for preventing thrombotic complications due to COVID-19.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-2 Coronavirus) at this time. A list of the reports referred to can be provided upon request.

On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Please note that the use of AGGRASTAT® in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Cardiovascular Generic and Legacy Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

The Company is focused on the development of two additional cardiovascular generic drugs and expects to grow its commercial suite of products to at least four approved products in 2021.

The Company had been devoting resources to its research and development programs, including, but not limited to the development of TARDOXALTM, P5P or MC-1 for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

11

Management’s Discussion and Analysis

On January 7, 2021, the Company announced that it intends to file an IND application with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

The following table summarizes the Company’s research and development programs, their therapeutic focus, and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
SNP	Acute Cardiology	ANDA approved/Marketed
Cardiovascular Biosimilar	Acute Cardiology	Development underway
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/MC-1	TD/Neurological indications	TARDOXALTM: On hold MC-1: IND filed

OTHER PRODUCTS

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination and allocation of the purchase price of Marley Drug and the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the Company’s consolidated financial statements for the year ended December 31, 2020:

•	Note 3(c)(iii): The valuation of the royalty obligation

12

Management’s Discussion and Analysis

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts
•	Note 3(i): The measurement and useful lives of intangible assets
•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions
•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations.
•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases.

There have been no changes to the accounting policies and/or estimates from the December 31, 2020 Consolidated Financial Statements for the Year ended December 31, 2020

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

13

Management’s Discussion and Analysis

(in thousands of CDN$, except per share data)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Revenue, net	$4,919	$5,086	$4,936	$2,375
Cost of goods sold	(2,037)	(2,047)	(1,927)	(2,099)
Selling	(2,601)	(2,535)	(2,768)	(1,396)
General and administrative	(538)	(571)	(585)	(1,745)
Research and development	(468)	(705)	(581)	(1,606)
Revaluation of holdback receivable	—	—	—	—
Impairment of intangible assets	—	—	—	—
Recovery of expenses	—	491	—	—
Finance (expenses) income, net	(40)	(117)	(121)	557
Foreign exchange gain (loss), net	(226)	(172)	(2)	(439)
Income (loss) for the period	(946)	(639)	(1,048)	(4,353)
Basic loss per share	$(0.09)	$(0.06)	$(0.10)	$(0.41)
Diluted loss per share	$(0.09)	$(0.06)	$(0.10)	$(0.41)
(in thousands of CDN$, except per share data)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Revenue, net	$3,549	$2,676	$3,010	$3,473
Cost of goods sold	(1,363)	(1,476)	(1,542)	(3,385)
Selling	(923)	(971)	(2,069)	(2,603)
General and administrative	(1,264)	(770)	(800)	(647)
Research and development	(737)	(98)	(858)	(1,271)
Revaluation of holdback receivable	—	—	—	(3,623)
Impairment of intangible assets	—	—	—	(6,321)
Recovery of expenses	—	—	—	—
Finance income, net	(99)	380	(73)	627
Foreign exchange (loss) gain, net	(210)	278	868	(1,477)
(Loss) income for the period	(1,047)	19	(1,464)	(15,474)
Basic (loss) earnings per share	$(0.10)	$—	$(0.14)	$(1.08)
Diluted (loss) earnings per share	$(0.10)	$—	$(0.14)	$(1.08)

Net loss for the three-month period ended September 30, 2021 totaled $946 compared to a net loss of $1,047 for the three months ended September 30, 2020. Significant variances are as follows:

•	An increase in net revenues of $1,370 primarily resulting from revenues from the Marley Drug business acquired on December 17, 2020.
•	Lower research and developments expenses primarily as a result of the timing of research and development expenditures resulting in the timing of each development project.

Partially offset by:

•	An increase in selling expenses primarily from the Marley Drug business acquired on December 17, 2020 partially offset by cost reductions implemented during late 2019 and throughout 2020 as well as decreases in costs as a result of limitations to conference and travel related costs due to COVID-19.
•	Higher cost of goods associated with the increased revenue and the Marley Drug business acquired on December 17, 2020.

14

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

Revenue

The change in revenue for the three and nine months ended September 30, 2021 and September 30, 2020 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
AGGRASTAT® revenue, net	$2,892	$3,439	$(547)	$8,312	$8,722	$(410)
ZYPITAMAG® revenue, net	388	105	283	941	371	570
ReDSTM revenue, net	—	—	—	—	89	(89)
Marley Drug revenue, net	1,639	—	1,639	5,622	—	5,622
SNP revenue, net	—	15	(15)	66	53	13
	$4,919	$3,559	$1,360	$14,941	$9,235	$5,706

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of September 30, 2021. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin® market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong patient market share despite declining revenue from the AGGRASTAT® brand and diversifying revenues away from a single product has become increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar declined in value against the Canadian dollar during the three and nine months ended September 30, 2021 when compared to the three and nine months ended September 30, 2020, This led to decreased AGGRASTAT® revenues, adding to the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by slightly increased demand.

The Company also sells ZYPITAMAG® to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The Company expects ZYPITAMAG® revenues to grow throughout 2021 and beyond, primarily as a result of the Marley Drug acquisition

As a result of the acquisition of Marley Drug, on December 17, 2020 an additional revenue stream was obtained by the Company. which was completed on December 17, 2020. Marley Drug sells pharmaceutical and over the counter products directly to patients in a retail setting and has a strong mail order business throughout the United States. The Company is developing enhancements to the electronic platforms which are an integral part of Marley’s mail order business. The Company primarily sells ZYPITAMAG® directly to patients through Marley Drug.

15

Management’s Discussion and Analysis

Cost of goods sold

The change in cost of goods sold for the three and nine months ended September 30,2021 and September 30,2020 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
AGGRASTAT®	$849	$733	$116	$2,329	$2,113	$216
ZYPITAMAG®	638	625	13	1,873	2,007	(134)
Marley Drug	550	—	550	1,734	—	1,734
SNP	—	5	(5)	75	261	(186)
	$2,037	$1,363	$674	$6,011	$4,381	$1,630

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAG®, and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®. Additionally, following the acquisition of Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business.

AGGRASTAT® cost of goods sold for the three and nine months ended September 30,2021 were $849 and $2,329, respectively, compared with $733 and $2,113 respectively, for the three and nine months ended September 30, 2020. The increase is a result of an increase in sales units when compared to the same period in the prior year.

ZYPITAMAG® cost of goods sold for the three months ended September 30, 2021 totaled $638 and includes $56 relating to product sold to the Company’s wholesale customers, $570 from amortization of the ZYPITAMAG® intangible assets, and $12 relating to royalties on the sale of ZYPITAMAG® resulting from the acquisition of the product in September of 2019. This compares to ZYPITAMAG® cost of goods sold for the three months ended September 30, 2020 of $625 which was the result of $19 relating to product sold, $603 relating to amortization of the ZYPITAMAG® license and $3 in royalties.

ZYPITAMAG® cost of goods sold for the nine months ended September 30, 2021 totaled $1,873 and includes $145 relating to product sold to the Company’s wholesale customers, $1,699 from amortization of the ZYPITAMAG® intangible assets and $29 relating to royalties on the sale of ZYPITAMAG® resulting from the acquisition of the product in September of 2019. This compares to ZYPITAMAG® cost of goods sold for the nine months ended September 30,2020 of $2,007 of which was the result of $54 relating to product sold, $1,838 relating to amortization of the ZYPITAMAG® license, $104 relating to a write-down of expired inventory and $11 relating to product royalties.

The Company recorded cost of goods sold for the three and nine months ended September 30,2021 of $550 and $1,734 respectively, pertaining to the cost of products sold by Marley Drug’s in store and mail order pharmaceutical business.

SNP cost of goods sold totals $0 and $75, respectively, for the three and nine months ended September 30, 2021 (2020 - $5 and $261) related to product sold to the Company’s wholesaler customers.

16

Management’s Discussion and Analysis

Selling

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG®, and SNP and beginning on December 17, 2020, costs pertaining to the Marley Drug business.

The changes in selling expenditures for the three and nine months ended September 30, 2021 and September 30, 2020 are reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
Selling	$2,601	$923	$1,678	$7,904	$3,963	$3,941

Selling expenses increased during the three months ended September 30, 2021 as compared to the three months ended September 30, 2020 primarily due to the acquisition of Marley Drug, which was completed on December 17, 2020, and costs associated with the Marley Drug business being included in selling costs for the three months ended September 30, 2021.

During the three and nine months ended September 30, 2021, the Company recorded a recovery of salary expenditures of $159 and $242 respectively through government assistance resulting from the Canada Emergency Wage Subsidy (“CEWS”) within selling expenses compared with $311 and $559 during the corresponding periods in the prior year.

General and administrative

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

The changes in general and administrative expenditures for the three and nine months ended September 30, 2021 and September 30, 2020 are reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
General and administrative	$538	$1,264	$(726)	$1,694	$2,834	$(1,140)

The decrease in general and administration expenses during the three and nine months ended September 30,2021 when compared to the three and nine months ended September 30,2020 is primarily related to lower legal costs associated with the Company’s patent challenge, which was settled in the fourth quarter of 2020 and cost reductions implemented by the Company during 2021.

During the three and nine months ended September 30, 2021, the Company recorded a recovery of salary expenditures of $15 and $42 respectively through government assistance resulting from CEWS within general and administrative expenses compared with $52 and $95 in the corresponding periods of the previous year.

17

Management’s Discussion and Analysis

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the three and nine months ended September 30, 2021 and September 30, 2020 are reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
Research and development	$468	$737	$(269)	$1,754	$1,693	$61

Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® and MC-1 development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

During the three and nine months ended September 30, 2021, the Company recorded a recovery of salary expenditures of $24 and $36 respectively through government assistance resulting from CEWS within research and development expenses compared with $41 and $75 in the corresponding periods of the previous year.

Finance (Income) expense, Net

The changes in finance income, net for the three and nine months ended September 30, 2021 and September 30, 2020 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
Finance (income) expense, net	$40	$(99)	$139	$278	$(208)	$486

The finance expense for the three and nine months ended September 30,2021 of $40 and $278 respectively are a result of accretion on the Company’s AGGRASTAT® royalty obligation, accretion on the ZYPITAMAG® acquisition payable, accretion on the Company’s contingent consideration associated with the Marley Drug acquisition, finance expense related to the Company’s lease obligations and bank charges. This compares to finance expense for the three and nine months ended September 30, 2021 relating to accretion on the Company’s acquisition payable, finance expense related to the Company’s lease obligations and bank charges, offset by interest on cash held by the Company and a recovery on the Company’s royalty obligation in the comparative period.

Foreign Exchange Gain (Loss), Net

The changes in foreign exchange (loss) gain, net for the three and nine months ended September 30, 2021 and September 30, 2020 are reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
Foreign exchange (loss) gain, net	$(226)	$(210)	$(16)	$(401)	$936	$(1,337)

18

Management’s Discussion and Analysis

The foreign exchange loss of $226 and $401 for the three months and nine months respectively ended September 30, 2021 compares to a foreign exchange loss of $210 and $936 gain for the three months and nine months respectively ended September 30, 2020. The changes to foreign exchange gains and losses results from changes in the US dollar exchange rate during the respective periods as well as a significant decrease in the amount of US dollar cash balances held by the Company between the two periods.

Loss and comprehensive (loss) income

The consolidated net income and comprehensive income for the three and nine months ended September 30, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
Net (Loss) Income	$(946)	$(1,047)	$101)	$(2,634)	$(2,492)	$(142)
Comprehensive (Loss)	$(1,634)	$(1,319)	$(315)	$(2,282)	$(2,531)	$249)
Basic (loss) per share	$(0.09)	$(0.10)	$0.01)	$(0.26)	$(0.23)	$(0.03)
Diluted (loss) per share	$(0.09)	$(0.10)	$0.01)	$(0.26)	$(0.23)	$(0.03)

For the three months ended September 30, 2021, the Company recorded net loss of $946 or $0.09 per share ($0.09 per share diluted) compared to a net loss of $1,047 or $0.10 per share ($0.10 per share diluted) for the three months ended September 30, 2020.

For the nine months ended September 30, 2021, the Company recorded a net loss of $2,634 or $0.26 per share ($0.26 per share diluted) compared to a net loss of $2,492 or $0.23 per share ($0.23 per share diluted) for the nine months ended September 30, 2020.

For the three and nine months ended September 30, 2021, the Company recorded a total comprehensive loss of $1,634 and $2,282, respectively, compared to $1,319 and $2,531, respectively, for the three and nine months ended September 30, 2020.

The Company does have fluctuating results based on timing of research and development expenses and which periods these costs are incurred in. Additionally, various cost saving measures are constantly being reviewed and with increases of revenue, these amounts can significantly affect the net income (loss) from period to period.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the three months ended September 30, 2021 was 10,251,313. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the nine months ended September 30, 2021 was 10,251,313.

As at September 30, 2021, the Company had 10,251,313 common shares outstanding and 807,150 stock options, of which 662,350 were exercisable, to purchase common shares outstanding.

19

Management’s Discussion and Analysis

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three and nine months ended September 30, 2021 and 2020 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020 are reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2021	Three months ended September 30, 2020	Increase (Decrease)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Increase (Decrease)
Operating income	$(725)	$(738)	$13	$(2,422)	$(3,635)	$1,213
Add: Amortization expense	892	677	215	2,654	2,062	592
EBITDA	$167	$(61)	$228	$232	$(1,573)	$1,805
Add: Stock-based compensation	86	65	21	187	311	(124)
Transaction fees - Marley Drug acquisition	29	—	29	52	—	52
Write-down of inventory	—	—	—	—	239	(239)
Adjusted EBITDA	$282	$4	$278	$471	$(1,023)	$1,494

EBITDA for the three months ended September 30, 2021 was $167 compared to EBITDA of $(61) for the three months ended September 30, 2020, EBITDA for the nine months ended September 30, 2021 was $232 compared to EBITDA of ($1,573) for the nine months ended September 30, 2020.

Adjusted EBITDA for the three months ended September 30, 2021 was $282 compared to adjusted EBITDA of $4 for the three months ended September 30, 2020, Adjusted EBITDA for the nine months ended September 30, 2021 was $471 compared to adjusted EBITDA of ($1,023) for the nine months ended September 30.

As discussed above the main factors contributing to the change in EBITDA was the recovery of the liability regarding PREXXARTAN® as discussed in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operating activities for the nine months ended September 30, 2021 was $1,819 compared to cash used in operating activities of $1,051 for the nine months ended September 30, 2020. The change in cash from (used in) operating activities is primarily due to differences in changes in working capital between the two periods and the decreased net loss incurred during the nine months ended September 30, 2021.

Cash used in investing activities for the nine months ended September 30, 2021 was $623, related to the acquisition of property, plant and equipment and software at Marley Drug.

Cash used in financing activities for the nine months ended September 30, 2021 totaled $609 and related to cash paid on the Company’s lease liabilities and a payment made on the holdback payable.

As at September 30, 2021, the Company had unrestricted cash totaling $3,300 compared to $2,716 as of December 31, 2020. As at September 30, 2021, the Company had working capital of $3,051 compared to $3,172 as at December 31, 2020.

On June 29, 2020, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2020 NCIB"). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB was in place. The 2020 NCIB commenced on June 30, 2020 and ended on June 29, 2021, No purchases were made under the 2020 NCIB during the nine months ended September 30, 2021.

The Company does not have any long-term debt recorded in its consolidated financial statements as at September 30, 2021.

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Management’s Discussion and Analysis

CONTRACTUAL OBLIGATIONS

As at September 30, 2021, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2021 remaining	2022	2023	2024	2025	Thereafter
Accounts Payable and Accrued Liabilities	$6,177	$6,177	$—	$—	$—	$—	$—
Income Taxes Payable	164	164	—	—	—	—	—
Lease Obligation	1,480	92	352	354	357	160	165
Acquisition Payable	1,887	629	629	629	—	—	—
Holdback Payable	1,111	1,111	—	—	—	—	—
Contingent consideration	2,042	—	2042	—	—	—	—
Purchase Agreement Commitments	2,344	741	1,231	186	186	—	—
Total	$15,205	$8,914	$4,254	$1,169	$543	$160	$165

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and #eu#525 annually (based on current pricing) until 2022.

Effective January 1, 2021, the Company renewed its business and administration services agreement with GVI under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, The licensing party has not been able to advance their ability to supply the Company with PREXXARTAN® and following review, the Company has terminated the license agreement while preserving its rights and claims and the Company has reversed the amount due of US$400 which is shown on the financial statements as other income.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three and nine months ended September 30, 2021 totaled $120 and $351, respectively, (2020 - $126 and $338)

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Management’s Discussion and Analysis

Beginning with the acquisition of ZYPITAMAG®, completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAG®. During the three and nine months ended September 30, 2021, the Company recorded $12 and $29, respectively, (2020 - $3 and $11) in royalties in regards to ZYPITAMAG® which is recorded within cost of goods sold on the condensed consolidated interim statement of net (loss) income and comprehensive income and within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position as at September 30, 2021.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation and acquisition payable were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. Based on the cash and cash equivalent balances held by the Company as at September 30, 2021 its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at September 30, 2021, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net loss of approximately $26 (December 31, 2020 - $27).

The Company has not entered into any futures, foreign exchange or forward contracts as at September 30, 2021. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, lease obligation, royalty obligation, acquisition payable and contingent consideration. contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated monetary financial assets and liabilities:

(Expressed in U.S. Dollars)	September 30, 2021	December 31, 2020
Cash and cash equivalents	$2,564	$1,758
Restricted cash	809	1,095
Accounts receivable	3,730	4,032
Other assets	38	123
Accounts payable and accrued liabilities	(4,487)	(4,698)
Current portion of royalty obligation	(198)	(284)
Current portion of acquisition payable	(500)	(500)
Holdback payable	(896)	(1,473)
Current portion of contingent consideration	(1,650)	(1,512)
Income taxes payable	(129)	(129)
Current portion of lease obligation	(78)	(77)
Royalty obligation	(111)	(263)
Acquisition payable	(955)	(889)
Contingent consideration	(44)	(40)
Lease obligation	(308)	(354)
	$(2,215)	$(3,211)
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Management’s Discussion and Analysis

Based on the above net exposures as at September 30, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $141 (December 31, 2020 - $205).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

RELATED PARTY TRANSACTIONS

Directors and key management personnel control 26% of the voting shares of the Company as at September 30, 2021 (December 31, 2020 - 25%).

During the three and nine months ended September 30, 2021 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $16 and $73, respectively, (2020 - $21 and $64) for business administration services, $81 and $241, respectively, (2020 - $59 and $178) in rental costs and $13 and $30, respectively, (2020 - $9 and $28) for information technology support services. The business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and nine months ended September 30, 2021, the Company paid GVI CDS $73 and $230, respectively, (2020 - $27 and $120) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and nine months ended September 30, 2021, the Company paid CanAm $nil and $1 (2020 - $6 and $6) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2021, included in accounts payable and accrued liabilities is $18 (December 31, 2020 - $95) payable to GVI and $21 (December 31, 2020 - $13) payable to GVI CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were no amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at September 30, 2021 or December 31, 2020. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing. This agreement was mutually terminated at the end of the quarter and a new agreement between the Company and ADF Family Holding Corp., a company owned by the Chief Executive Officer, under which the Chief Executive Officer provides services to the Company, commenced on October 1, 2021 at a rate of $216 annually for a three-year term

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2020.

23

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2020, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

Disease outbreaks may negatively impact the performance of the Company. A local, regional, national or international outbreak of a contagious disease, including the COVID 19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could interrupt supplies and other services from third parties upon which the Company relies (including contract manufacturers, marketing and transportation and logistics providers), decrease demand for our products, decrease the general willingness of the general population to travel, cause staff shortages, reduced customer demand, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company. In particular, if the current outbreak of the COVID 19 coronavirus continues or increases in severity, the Company could experience difficulty in executing it strategic plans and the marketing, sales, production, logistics and distribution of its products could be severely disrupted. These events could materially and adversely affect the Company’s business and could have a material adverse effect on the Company’s liquidity and its financial results.

While the Company’s approved product portfolio has grown to AGGRASTAT®, ZYPITAMAG® and SNP, as well as the Marley Drug business, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAG® and SNP, as well as maintain and grow the Marley Drug business, and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully grow sales of ZYPITAMAG® and SNP, successfully maintain and grow the Marley Drug business, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, can be obtained on SEDAR (www.sedar.com). A copy of this MD&A will be provided to anyone who requests it.

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